SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CMSF Corp.
(Name of Issuer)

Common
(Title of Class of Securities)

133765107
(CUSIP Number)

Russell Cleveland
RENN Capital Group, Inc.
8080 N. Central Expressway, Suite 210, LB 59
Dallas, TX 75206
214-891-8294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

9/10/2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 133765107

1	NAME OF REPORTING PERSON RENN Universal Growth Investment Trust 071-72703-06429

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
134,811,101 (1)

8 SHARED VOTING POWER
175,240,455

9 SOLE DISPOSITIVE POWER
135,086,101 (2) (3)

10 SHARED DISPOSITIVE POWER
175,565,455 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
175,565,455 (1) (2) (3) (4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV
(1)
RENN Global Entrepreneurs Fund, Inc. (“RENNGLOBAL”), RENN Universal Growth Investment Trust  (“RUSGIT”) are the owners of record of the shares and shares voting power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN, RENNGLOBAL & serves on the board of RUSGIT and CMSF and he disclaims any beneficial interest or ownership.

(2)
RENN Global Entrepreneurs Fund, Inc. (“RENNGLOBAL”),  RENN Universal Growth Investment Trust (“RUSGIT”) are the owners of record of the shares and shares dispositive power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN, RENNGLOBAL & serves on the board of RUSGIT and CMSF and he disclaims any beneficial interest or ownership.

                (3)  Ownership includes 175,000 warrants to purchase 175,000 shares of common stock at $1.14.  This warrant expires 10/29/2010.
                      Ownership also includes 100,000 warrants to purchase 100,000 shares of common stock at $0.86. This warrant expires 7/21/2011.

(3) Ownership includes 50,000 warrants to purchase 50,000 shares of common stock at $0.86. This warrant expires 2/21/2011.

INTRODUCTION

ITEM 1. Security and Issuer

CMSF Corp.

980 Enchanted Way, Suite 201, Simi Valley, CA 93065

ITEM 2. Identity and Background

(a)	Renaissance US Growth Investment Trust PLC
(b)	8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
(c)	RENN is an Investment Adviser and Russell Cleveland is the President of RENN, RENNGlobal & serves on the board of RUSGIT and CMSF.
(d)	N/A
(e)	N/A
(f)	United Kingdom

ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by RENNGlobal, & RUSGIT to acquire the securities reported herein was $10,239,960.52, a portion of which was interest due from outstanding debt securities of CMSF where common stock was issued instead and this debt was converted into common stock.

ITEM 4. Purpose of Transaction

Purchase of common stock from CMSF Corp.

 ITEM 5. Interests in Securities of the Company

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

ITEM 7. Material to be Filed as Exhibits

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

10/6/2010

/s/ Russell Cleveland
Russell Cleveland
Director